UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For March 31, 2021

Commission File No. 001-33176

Fuwei Films (Holdings) Co., Ltd.

No. 387 Dongming Road

Weifang Shandong

People’s Republic of China, Postal Code: 261061

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐     No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the future financial performance of Fuwei Films (Holdings) Co., Ltd. (the “Company”). The Company has attempted to identify forward-looking statements by terminology, including, but not limited to, “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predicts”, “should” or “will” or the negative of these terms or other comparable terminology.

The forward-looking statements included in this Form 6-K are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future results, operations, levels of activity, performance or achievements. Actual results of the Company’s results, operations, levels of activity, performance or achievements may differ materially from information contained in the forward-looking statements as a result of risk factors. They include, among other things, negative impacts of the weak economic recovery of major developed countries and Europe's deteriorating debt crisis on the Company, competition in the BOPET film industry, especially the significant oversupply of BOPET films resulting from the rapid growth of the Chinese BOPET industry capacity, changes in the international market and trade barriers, especially the uncertainty of the antidumping investigation and imposition of an anti-dumping duty on imports of the BOPET films originating from the People’s Republic of China (“China”) conducted by certain countries; uncertainty around U.S.-China trade war and its effect on the Company’s operation, fluctuations of RMB exchange rate, the reduction in demand for the Company’s products or the loss of main customers which may result in the decrease of sales, and negatively influencing the Company’s financial performance, uncertainty as to the future profitability and the Company’s ability to obtain adequate financing for its planned capital expenditure requirements, uncertainty as to the Company’s ability to successfully obtain additional funds to meet the working capital needs of the new BOPET production line, uncertainty as to the Company’s ability to continuously develop new BOPET film products especially the thick films to be produced by the third production line and keep up with changes in BOPET film technology, risks associated with possible defects and errors in its products, including complaints and claims from clients, uncertainty as to its ability to protect and enforce its intellectual property rights, uncertainty as to its ability to attract and retain qualified executives and personnel, and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in light of the volatility in the prices of petroleum products in recent years, instability of power and energy supply, and the uncertainty regarding the future operation of the Company in connection with the measures taken by the Chinese government to save energy and reduce emissions, and the changes in the labor law in China as well as the uncertainty of the impact of major shareholder transfer that have substantial influence over the Company and the Company’s business operation, uncertainty around completion of transactions contemplated by the securities purchase agreement (as described herein) entered into between the Company and Enesoon New Energy Limited, uncertainty of the effects of outbreaks of pandemic or contagious diseases, including the length and severity of the recent worldwide outbreak of Coronavirus, now named as COVID-19, including its impact on our business. The Company’s expectations are as of the date of filing of this Form 6-K, and the Company does not intend to update any of the forward-looking statements after the date this Form 6-K is filed to confirm these statements to actual results, unless required by law.

On June 24, 2021, the Company announced its unaudited consolidated financial results for the three-month period ended March 31, 2021.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2021 AND DECEMBER 31, 2020

(amounts in thousands except share and per share value)

(Unaudited)

	Notes	March 31, 2021		December 31, 2020
		RMB	US$	RMB
ASSETS
Current assets
Cash and cash equivalents		218,279	33,316	113,423
Restricted cash		12,500	1,908	7,500
Accounts and bills receivable, net	3	45,329	6,919	32,393
Inventories	4	22,227	3,393	25,436
Advance to suppliers		12,408	1,894	7,359
Prepayments and other receivables		1,172	179	1,103
Assets held for sale	5	122,919	18,761	122,919
Deferred tax assets - current		6,947	1,060	6,947
Total current assets		441,781	67,430	317,080

Plant, properties and equipment, net	6	108,879	16,618	111,308
Lease prepayments, net	7	15,085	2,302	15,219
Advance to suppliers - long term, net		926	141	1,542
Deferred tax assets - non current		472	72	507

Total assets		567,143	86,563	445,656

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	8	65,000	9,921	65,000
Due to related parties	9	50,519	7,711	73,571
Accounts payables		20,187	3,081	25,730
Notes payable	10	25,000	3,816	15,000
Advance from customers		139,112	21,233	9,297
Accrued expenses and other payables		6,318	964	27,400
Total current liabilities		306,136	46,726	215,998

Deferred tax liabilities		1,838	281	1,854

Total liabilities		307,974	47,007	217,852

Equity
Shareholders’ equity
Registered capital (of US$0.519008 par value; 5,000,000 shares authorized; 3,265,837 issued and outstanding)		13,323	2,033	13,323
Additional paid-in capital		311,907	47,606	311,907
Statutory reserve		37,441	5,715	37,441
Accumulated deficit		(104,342)	(15,926)	(135,707)
Cumulative translation adjustment		840	128	840
Total shareholders’ equity		259,169	39,556	227,804
Total equity		259,169	39,556	227,804
Total liabilities and equity		567,143	86,563	445,656

The accompanying notes are an integral part of these unaudited condensed consolidated statements.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2021 AND 2020

(amounts in thousands except share and per share value)

(Unaudited)

		The Three-Month Period Ended March 31,
	Notes	2021		2020
		RMB	US$	RMB
Net sales		101,624	15,511	83,233
Cost of sales		59,174	9,032	53,474

Gross Profit		42,450	6,479	29,759

Operating expenses
Selling expenses		4,114	628	4,086
Administrative expenses		6,355	970	10,955
Total operating expenses		10,469	1,598	15,041

Operating income		31,981	4,881	14,718

Other income (expense)
- Interest income		856	131	289
- Interest expense		(1,575)	(240)	(2,216)
- Others income (expense),net		122	19	69

Total other expense		(597)	(90)	(1,858)

Income (loss) before provision for income taxes		31,384	4,791	12,860

Income tax benefit (expense)	11	(19)	(3)	94

Net income		31,365	4,788	12,954

Net loss attributable to non-controlling interests		-	-	-
Net income attributable to the Company		31,365	4,788	12,954

Other comprehensive income
- Foreign currency translation adjustments attributable to non-controlling interest		-	-	-
- Foreign currency translation adjustments attributable to the Company		-	-	-

Comprehensive loss attributable to non-controlling interest		-	-	-
Comprehensive income (loss) attributable to the Company		31,365	4,788	12,954

Earnings per share, Basic and diluted	12	9.60	1.47	3.97
Weighted average number ordinary shares, Basic and diluted		3,265,837	3,265,837	3,265,837

The accompanying notes are an integral part of these unaudited condensed consolidated statements.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2021 AND 2020

(amounts in thousands except share and per share value)

(Unaudited)

	The Three-Month Period Ended March 31,
	2021		2020
	RMB	US$	RMB
Cash flow from operating activities
Net income	31,365	4,788	12,954
Adjustments to reconcile net loss to net cash used in operating activities
- Depreciation of property, plant and equipment	3,162	483	6,847
- Amortization of intangible assets	134	20	134
- Deferred income taxes	19	3	(94)
- Bad debt expense	(2)	-	447
-Inventory provision	-	-	-
Changes in operating assets and liabilities
- Accounts and bills receivable	(12,934)	(1,974)	(14,984)
- Inventories	3,209	490	(679)
- Advance to suppliers	(5,049)	(771)	(6,171)
- Prepaid expenses and other current assets	(69)	(11)	(73)
- Accounts payable	(5,542)	(846)	1,285
- Accrued expenses and other payables	(21,259)	(3,246)	-
- Advance from customers	11,607	1,772	(3,540)
- Tax payable	177	27	1,590

Net cash provided by operating activities	4,818	735	(2,284)

Cash flow from investing activities
Purchases of property, plant and equipment	(734)	(112)	(364)
Restricted cash related to trade finance	-	-	-
Advanced to suppliers - non current	616	94	-
Proceeds from sale of property, plant and equipment	118,208	18,042	-

Net cash provided by investing activities	118,090	18,024	(364)

Cash flow from financing activities
Proceeds from related party	(23,052)	(3,518)	1,148
Payment of capital lease obligation	-	-	-
Change in notes payable	10,000	1,526	(14,200)

Net cash used in financing activities	(13,052)	(1,992)	(13,052)

Effect of foreign exchange rate changes	-	(75)	-

Net decrease in cash and cash equivalent	109,856	16,692	(15,700)

Cash and cash equivalent
At beginning of period/year	120,923	18,532	86,371
At end of period/year	230,779	35,224	70,671

SUPPLEMENTARY DISCLOSURE:
Interest paid	1,575	240	2,216
Income tax paid	-	-	-

SUPPLEMENTARY SCHEDULE OF NONCASH INVESTING AND FINANCIAL ACTIVITIES:
Account payable for plant and equipment:	1,010	154	1,010

The accompanying notes are an integral part of these unaudited condensed consolidated statements.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

NOTE 1 – BACKGROUND

Fuwei Films (Holdings) Co., Ltd. and its subsidiaries (the “Company” or the “Group”) are principally engaged in the production and distribution of BOPET film, a high quality plastic film widely used in packaging, imaging, electronics, electrical and magnetic products in the People’s Republic of China (the “PRC”). The Company is a holding company incorporated in the Cayman Islands, established on August 9, 2004 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company was established for the purpose of acquiring shares in Fuwei (BVI) Co., Ltd. (“Fuwei (BVI)”), an intermediate holding company established for the purpose of acquiring all of the ownership interest in Fuwei Films (Shandong) Co., Ltd. (“Shandong Fuwei”).

On August 20, 2004, the Company was allotted and issued one ordinary share of US$1.00 in Fuwei (BVI) (being the entire issued share capital of Fuwei (BVI)), thereby establishing Fuwei (BVI) as the intermediate investment holding company of the Company.

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Principles

The accompanying unaudited condensed consolidated financial statements have been prepared by the Company, pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) as applicable to smaller reporting companies, and generally accepted accounting principles for interim financial reporting. The information furnished herein reflects all adjustments (consisting of normal recurring accruals and adjustments) which are, in the opinion of management, necessary to fairly present the operating results for the respective periods. Certain information and footnote disclosures normally presented in annual consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) have been omitted pursuant to such rules and regulations. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and footnotes included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2020 filed on April 22, 2021, with the SEC. The results of the three-month period ended March 31, 2021 are not necessarily indicative of the results to be expected for the full year ended December 31, 2021.

Principles of Consolidation

The condensed consolidated financial statements include the financial statements of the Company and its two subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the condensed consolidated financial statements in accordance with U.S. GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates and assumptions, including those related to the recoverability of the carrying amount and the estimated useful lives of long-lived assets, valuation allowances for accounts receivable and realizable values for inventories. Changes in facts and circumstances may result in revised estimates.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Foreign Currency Transactions

The Company’s reporting currency is Chinese Yuan (Renminbi or “RMB”).

Fuwei Films (Holdings) Co., Ltd. and Fuwei (BVI) operate in Hong Kong as investment holding companies and their financial records are maintained in Hong Kong dollars, being the functional currency of these two entities. Assets and liabilities are translated into RMB at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and income, expenses, and cash flow items are translated using the average rate for the period. The translation adjustments are recorded in accumulated other comprehensive income in the statements of equity. The changes in the translation adjustments for the current period were reported as the line items of other comprehensive income in the consolidated statements of comprehensive income.

Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. The resulting exchange differences are recorded in the consolidated statements of comprehensive income.

RMB is not fully convertible into foreign currencies. All foreign exchange transactions involving RMB must take place either through the PBOC or other institutions authorized to buy and sell foreign currency. The exchange rate adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC which are determined largely by supply and demand.

Commencing July 21, 2005, the PRC government moved the RMB into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies.

For the convenience of the readers, the first quarter of 2021 RMB amounts included in the accompanying consolidated financial statements in our quarterly report have been translated into U.S. dollars at the rate of US$1.00 = RMB6.5518, on the last trading day of the first quarter of 2021 (March 31, 2021) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollar at that rate or at any other certain rate on March 31, 2021, or at any other date.

Cash and Cash Equivalents and Restricted Cash

For statements of cash flow purposes, the Company considers all cash on hand and in banks, including accounts in book overdraft positions, certificates of deposit and other highly-liquid investments with maturities of three months or less, when purchased, to be cash and cash equivalents.

Restricted cash refers to the cash balance held by bank as deposit for Letters of Credit and Bank Acceptance Bill. The Company has restricted cash of RMB12,500 (US$1,908) and RMB7,500 as of March 31, 2021 and December 31, 2020, respectively.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount after deduction of trade discounts, value added taxes and allowances, if any, and do not bear interest. The allowance for doubtful accounts is the Group’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable. Estimates of collectability are principally based on an evaluation of the current financial condition of the customer and the potential risks to collection, the customers’ payment history, expected future credit losses and other factors which are regularly monitored by the Group.

The Group reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectability. All other balances are reviewed on a pooled basis by aging of such balances. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Inventories

Inventories are stated at the lower of cost or market value as of balance sheet date. Inventory valuation and cost-flow is determined using Moving Weighted Average Method basis. The Group estimates excess and slow moving inventory based upon assumptions of future demands and market conditions. If actual market conditions are less favorable than projected by management, additional inventory write-downs may be required. Cost of work in progress and finished goods comprises direct material, direct production cost and an allocated portion of production overheads based on normal operating capacity.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment. Depreciation on property, plant and equipment is calculated on the straight-line method (after taking into account their respective estimated residual values) over the estimated useful lives of the assets. They are as follows:

Years
Buildings and improvements	25 - 30
Plant and equipment	10 - 15
Computer equipment	5
Furniture and fixtures	5
Motor vehicles	5

Depreciation of property, plant and equipment attributable to manufacturing activities is capitalized as part of the inventory, and expensed to cost of goods sold when inventory is sold. Depreciation related to abnormal amounts from idle capacity is charged to general and administrative expenses for the period incurred.

Leased Assets

An arrangement, comprising a transaction or a series of transactions, is or contains a lease if the Group determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made based on an evaluation of the substance of the arrangement and is regardless of whether the arrangement takes the legal form of a lease.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Classification of assets leased to the Group. Assets that are held by the Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under capital leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases.

Assets acquired under capital leases. Where the Group acquires the use of assets under capital leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in property, plant and equipment and the corresponding liabilities, net of finance charges, are recorded as obligations under capital leases. Depreciation is provided at rates which write off the cost or valuation of the assets over the term of the relevant lease or, where it is likely the Group will obtain ownership of the asset, the life of the asset. Finance charges implicit in the lease payments are charged to the consolidated income statement over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Contingent rentals are charged to the consolidated income statement in the accounting period in which they are incurred.

Operating lease charges. Where the Group has the use of assets held under operating leases, payments made under the leases are charged to the consolidated income statement in equal installments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognized in the consolidated income statement as an integral part of the aggregate net lease payments made. Contingent rentals are charged to the consolidated income statement in the accounting period in which they are incurred.

Sale and leaseback transactions. Gains or losses on equipment sale and leaseback transactions which result in capital leases are deferred and amortized over the terms of the related leases. Gains or losses on equipment sale and leaseback transactions which result in operating leases are recognized immediately if the transactions are established at fair value. Any loss on the sale perceived to be a real economic loss is recognized immediately. However, if a loss is compensated for by future rentals at a below-market price, then the artificial loss is deferred and amortized over the period that the equipment is expected to be used. If the sale price is above fair value, then any gain is deferred and amortized over the useful life of the assets.

Lease Prepayments

Lease prepayments represent the costs of land use rights in the PRC. Land use rights are carried at cost and charged to expense on a straight-line basis over the respective periods of rights of 30 years. The non-current portion and current portion of lease prepayments have been reported in Lease Prepayments, Prepayments and Other Receivables in the balance sheets, respectively.

Goodwill

Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. Goodwill is not amortized but is tested for impairment annually, or when circumstances indicate a possible impairment may exist. Impairment testing is performed at a reporting unit level. An impairment loss generally would be recognized when the carrying amount of the reporting unit exceeds the fair value of the reporting unit, with the fair value of the reporting unit determined using a discounted cash flow (“DCF”) analysis. A number of significant assumptions and estimates are involved in the application of the DCF analysis to forecast operating cash flows, including the discount rate, the internal rate of return, and projections of realizations and costs to produce. Management considers historical experience and all available information at the time the fair values of its reporting units are estimated. Goodwill was determined to be fully impaired during the year ended December 31, 2012.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Assets held for sale

As of March 31, 2021, assets of Dornier Production Line and the trial production line which was made by Mitsubishi for R & D met the criteria to be classified as held for sale in accordance with ASC 360-10 and are presented at the lower of the assets' carrying amount or fair value less cost to sell by segment in current assets.

Impairment of Long-lived Assets

The Company recognizes an impairment loss when circumstances indicate that the carrying value of long-lived assets with finite lives may not be recoverable. Management’s policy in determining whether an impairment indicator exists, a triggering event, comprises measurable operating performance criteria at an asset group level as well as qualitative measures. If an analysis is necessitated by the occurrence of a triggering event, the Company uses assumptions, which are predominately identified from the Company’s strategic long-range plans, in determining the impairment amount. In the calculation of the fair value of long-lived assets, the Company compares the carrying amount of the asset group with the estimated future cash flows expected to result from the use of the assets. If the carrying amount of the asset group exceeds the estimated expected undiscounted future cash flows, the Company measures the amount of the impairment by comparing the carrying amount of the asset group with their estimated fair value. We estimate the fair value of assets based on market prices (i.e., the amount for which the asset could be bought by or sold to a third party), when available. When market prices are not available, we estimate the fair value of the asset group using discounted expected future cash flows at the Company’s weighted-average cost of capital. Management believes its policy is reasonable and is consistently applied. Future expected cash flows are based upon estimates that, if not achieved, may result in significantly different results.

Revenue Recognition

Sales of plastic films are reported, net of value added taxes (“VAT”), sales returns, and trade discounts. The standard terms and conditions under which the Company generally delivers allow a customer the right to return product for refund only if the product does not conform to product specifications; the non-conforming product is identified by the customer; and the customer rejects the non-conforming product and notifies the Company within 30 days of receipt for both PRC and overseas customers. The Company recognizes revenue when products are delivered and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sale prices is fixed or determinable.

In the PRC, VAT of 13% on the invoice amount is collected with respect to the sales of goods on behalf of tax authorities. The VAT collected is not revenue of the Company; instead, the amount is recorded as a liability on the consolidated balance sheet until such VAT is paid to the authorities.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Earnings Per Share

Basic earnings per share is computed by dividing net earnings by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is calculated by dividing net earnings by the weighted average number of ordinary and dilutive potential ordinary shares outstanding during the year. Diluted potential ordinary shares consist of shares issuable pursuant to the Company’s stock option plan.

Share-Based Payments

The Company accounts for share based payments under the modified-prospective transition method, which requires companies to measure and recognize the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value.

Non-controlling interest

Non-controlling interest represents the portion of equity that is not attributable to the Company. The net income (loss) attributable to non-controlling interests are separately presented in the accompanying statements of income and other comprehensive income. Losses attributable to non-controlling interests in a subsidiary may exceed the interest in the subsidiary’s equity. The related non-controlling interest continues to be attributed its share of losses even if that attribution results in a deficit of the non-controlling interest balance.

Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, including among others, product liability. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including past history and the specifics of each matter.

Reclassification

For comparative purposes, the prior year’s consolidated financial statements have been reclassified to conform to reporting classifications of the current year periods. These reclassifications had no effect on net loss or total net cash flows as previously reported.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Recently Issued Accounting Standards

Disclosure Framework

In August 2018, the FASB issued ASU No. 2018-13, "Disclosure Framework- Changes to the Disclosure Requirements for Fair Value Measurement" ("ASU 2018-13"), which removes, modifies, and adds certain disclosure requirements in ASC 820. ASU 2018-13 is effective for fiscal years and interim periods beginning after December 15, 2019; early adoption is permitted. We are in the process of evaluating the impact of this standard on our disclosures but do not currently believe that it will have a material impact.

Leases

In February 2016, the FASB issued ASU 2016-02,"Leases" to provide a new comprehensive model for lease accounting. Under this guidance, lessees and lessors should apply a "right-of-use" model in accounting for all leases (including subleases) and eliminate the concept of operating leases and off-balance sheet leases. This guidance is effective for annual periods and interim periods within those annual periods beginning after December 15, 2018. Early adoption is permitted. We adopted the provision of ASU 2016-02 .The adoption of ASU 2016-02 did not have a material impact on our consolidated financial statements.

Financial Instruments - Credit Losses

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): The amendments in this Update require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The amendments broaden the information that an entity must consider in developing its expected credit loss estimate for assets measured either collectively or individually. The use of forecasted information incorporates more timely information in the estimate of expected credit loss, which will be more decision useful to users of the financial statements. ASU 2016-13 is effective for the Company for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is allowed as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years.

In February 2020, the FASB issued ASU 2020-02, “Financial Statements - Credit losses (Topic 326) and Leases (Topic 842) - Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 119 and Update to SEC Section on Effective Date Relating to Accounting Standards Update No. 2016-02, Leases (Topic 842)” (“ASU 2020-02”), which provides guidance on the measurement and requirements related to credit losses. The new guidance was effective upon issuance of this final accounting standards update. The Company has adopted this standard and the adoption did not have a material impact on its condensed consolidated financial statements or disclosures.

Other pronouncements issued by the FASB or other authoritative accounting standards group with future effective dates are either not applicable or not significant to the consolidated financial statements of the Company.

Other pronouncements issued by the FASB or other authoritative accounting standards group with future effective dates are either not applicable or not significant to the consolidated financial statements of the Company.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

NOTE 3 - ACCOUNTS AND BILLS RECEIVABLES

Accounts receivables consisted of the following:

	March 31, 2021		December 31, 2020
	RMB	US$	RMB
Accounts receivable	23,283	3,554	15,331
Less: Allowance for doubtful accounts	(484)	(74)	(485)
	22,799	3,480	14,846
Bills receivable	22,530	3,439	17,547

	45,329	6,919	32,393

The Group has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. These receivables are due within 7 to 90 days from the date of billing. Generally, the Group does not obtain collateral from customers.

NOTE 4 - INVENTORIES

Inventories consisted of the following:

	March 31, 2021		December 31, 2020
	RMB	US$	RMB
Raw materials	22,066	3,368	21,018
Work-in-progress	1,113	170	1,233
Finished goods	6,049	923	10,187
Consumables and spare parts	875	134	874
Inventory-impairment	(7,876)	(1,202)	(7,876)
	22,227	3,393	25,436

NOTE 5 - Assets Held for Sale

On November 30, 2020 our Board approved and authorized to sell the Dornier Production Line and the trial production line by the way of open tendering at a realizable price. On December 20, 2020, Huizhou Yidu Yuzheng Digital Technology Co. LTD. (“Huizhou Yidu Yuzheng”) won the bidding at a total price of RMB141,100 (or approximately US$21,625) for the Dornier Production Line and the trial production line.

As of March 31, 2021, assets of Dornier Production Line and the trial production line which was made by Mitsubishi for R&D met the criteria to be classified as held for sale in accordance with ASC 360-10 and are presented at the lower of the assets' carrying amount or fair value less cost to sell by segment in current assets in the table below. These assets are considered non-core assets to the company's operations and are idle asset for many years.

	March 31, 2021		December 31, 2020
	RMB	US$	RMB
Dornier Production Line and the trial production line	122,919	18,761	122,919
	122,919	18,761	122,919

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

NOTE 6 - PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following:

	March 31, 2021		December 31, 2020
	RMB	US$	RMB
Buildings	76,613	11,693	76,613
Plant and equipment	434,160	66,266	431,072
Computer equipment	3,175	485	3,171
Furniture and fixtures	18,732	2,859	20,855
Motor vehicles	1,546	236	1,546
	534,226	81,539	533,257
Less: accumulated depreciation	(425,347)	(64,921)	(421,949)
	108,879	16,618	111,308

For the three-month periods ended March 31, 2021 and 2020, depreciation expenses were RMB3,162 (US$483) and RMB6,847, respectively.

NOTE 7 - LEASE PREPAYMENTS

Lease prepayments represent the costs of land use rights in the PRC. Land use rights are carried at cost and charged to expense on a straight-line basis over the respective periods of rights of 30 years. The current portion of lease prepayments has been included in prepayments and other receivables in the balance sheet.

Lease prepayments consisted of the following:

	March 31, 2021		December 31, 2020
	RMB	US$	RMB
Lease prepayment - non current	15,085	2,302	15,219
Lease prepayment - current	534	82	534
	15,619	2,384	15,753

Amortization of land use rights for the three months ended March 31, 2021 and 2020 was RMB134 (US$20) and RMB134, respectively.

Estimated amortization expenses for the next five years are as follows:

	RMB	US$
1 year after	534	82
2 years after	534	82
3 years after	534	82
4 years after	534	82
5 years after	534	82
Thereafter	12,949	1,974

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

As of March 31, 2021, the amount of RMB534 (US$82) will be charged into amortization expenses within one year, and is classified as current asset under the separate line item captioned as Prepayments and Other Receivables on balance sheets.

NOTE 8 - SHORT-TERM BORROWINGS AND LONG-TERM LOAN

Short-term borrowings and long-term loan consisted of the following:

	Interest	31 March, 2021		December 31, 2020
Lender	rate per annum	RMB	US$	RMB
BANK LOANS
Bank of Weifang.
- June 18, 2020 to June 15, 2021	6.5%	15,000	2,289	15,000
- July 15, 2020 to July 9, 2021	6.5%	20,000	3,053	20,000
- July 9, 2020 to July 9, 2021	6.5%	30,000	4,579	30,000

Notes:

The principal amounts of the above loans are repayable at the end of the loan period.

NOTE 9 - RELATED PARTY TRANSACTIONS

Due to related parties

In April 2014, the Company obtained a loan for a total amount of RMB105,000 from Shandong SNTON Optical Materials Technology Co., Ltd. (the “Shandong SNTON”) to pay off certain short-term loans due to Bank of Communications Co., Ltd. The interest shall be calculated at the benchmark rate, plus an additional 20% of the said benchmark rate, for the loan of the same term announced by the People’s Bank of China. The interest must be paid quarterly and settled in full at the end of the year. As of December 31, 2014, the principal of this loan and the interest have not been paid. In March 2015, the Company entered into a supplemental agreement with Shandong SNTON pursuant to which the parties agreed that the Company will pay off the principal of this loan plus interest upon availability of new loans from banks or other financial institutions.

On June 23, 2020, Shandong SNTON Group Co., Ltd. (the “SNTON Group”) transferred its equity in Hongkong Ruishang International Trade Co., Ltd. (“Hongkong Ruishang”) to Shanghai Meicheng Enterprise Management Co., Ltd., (“Shanghai Meicheng”). SNTON Group previously held the Company’s 52.9% controlling outstanding ordinary shares (the “Shares”) indirectly through Hongkong Ruishang. As a result of this transfer, there is no longer relationship between the Company and Shandong SNTON.

According to the credit of assignment agreement between Shandong SNTON and Shandong Shengjia Industrial Park Operation and Management (“Shandong Shengjia”), Shandong SNTON transferred its right of credit in the Company to Shandong Shengjia. Shandong Shengjia further transferred it to Shanghai Meicheng. Due to the transfer, the related accounts payable to Shanghai Meicheng as of March 31, 2021 was RMB50,519 (US$7,711) after paying back part of the loan with remaining principal of RMB50,000 (US$7,632) and remaining interest of RMB519 (US$79).

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

NOTE 10 - NOTES PAYABLE

As of March 31, 2021, Shandong Fuwei had banker’s acceptances opened with a maturity from three to six months totaling RMB25,000 (US$3,816) for payment in connection with raw materials for a total deposit of RMB12,500 (US$1,908) made to Bank of Weifang.

NOTE 11 - INCOME TAX

Income tax expense was RMB19 and Income tax benefit was RMB94 for the three months ended March 31, 2021 and 2020, respectively.

NOTE 12 - EARNINGS PER SHARE

Basic and diluted net benefit per share was RMB9.60 (US$1.47) and RMB3.97 for the three-month period ended March 31, 2021 and 2020, respectively.

NOTE 13 - MAJOR CUSTOMERS AND VENDORS

There was one and no major customer who accounted for more than 10% of the total net revenue for the three-month periods ended March 31, 2021 and 2020, respectively.

	Percentage of total revenue (%)
Customer	March 31, 2021	March 31, 2020
Hunan Wujo Hi-Tech Materials Co., Ltd.	14.6%	3.0%

The following are the vendors that supplied 10% or more of our raw materials for March 31, 2021 and 2020:

		Percentage of total purchases (%)
Supplier	Item	March 31, 2021	March 31, 2020
Sinopec Yizheng Chemical Fiber Company Limited (“Sinopec Yizheng”)	PET resin and Additive	56.1%	52.3%
Hefei Lucky Technology Industry Co., LTD. Jiangyin Branch (“Lucky”)	PET resin and Additives	-	12.2%

As of March 31, 2021, the balance of advance to suppliers to Sinopec Yizheng was RMB724 (US$111).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

References to "dollars" and "US$" are to United States Dollars. References to "we", "us", the "Company" or "Fuwei Films" include Fuwei Films (Holdings) Co., Ltd. and its subsidiaries, except where the context requires otherwise.

In the first quarter of 2021, we continued to be adversely affected by intense competition and increase in supply over demand in China’s BOPET market.

We believe that in the coming quarters of 2021, there will be continued higher supply over demand in China’s BOPET films industry and stronger competition in the market. Our ability to retain effective control over the pricing of our products on a timely basis is limited due to such competition in the BOPET market. As a result, we may continue to witness losses in the future.

On August 14, 2013, we announced the receipt of the first notice from our controlling shareholder, the Weifang State-owned Assets Operation Administration Company, a wholly-owned subsidiary of Weifang State-owned Asset Management and Supervision Committee (collectively, the “Administration Company”) indicating that the Administration Company had determined to place control over 6,912,503 (or 52.9%) of its outstanding ordinary shares up for sale at a public auction to be held in China. Four public auctions were held in Jinan, Shandong Province, China. We learned that they failed due to a lack of bidders registered for the auction. On March 25, 2014, the fifth public auction was held in Jinan, Shandong Province, China. The beneficial ownership of 6,912,503 of our ordinary shares previously owned by the Administration Company through Apex Glory Holdings Limited, a British Virgin Islands corporation, was bid on by Shandong SNTON Optical Materials Technology Co., Ltd (“Shandong SNTON”) through the public auction. Shandong SNTON received 6,912,503 (or 52.9%) of our outstanding ordinary shares at a price of RMB101,800,000 (approximately US$16,572,787) or approximately US$2.40 per ordinary share.

On May 12, 2014, we announced that we had learned that the successful bidder, Shandong SNTON in the fifth public auction of 6,912,503 (or 52.9%) of our outstanding ordinary shares (the “Shares”) held on March 25, 2014, was entrusted by Hongkong Ruishang International Trade Co., Ltd., a Hong Kong corporation, (“Hongkong Ruishang”) to handle all the formalities and procedure in connection with the public auction. As a result of the entrusted arrangement, we believe Hongkong Ruishang is the party controlling the Shares acquired in the fifth public auction. According to publicly available information in the People’s Republic of China, Shandong SNTON is a wholly owned subsidiary of Shandong SNTON Group Co., Ltd. (the “SNTON Group”). Mr. Xiusheng Wang, the chairman of the Board of Directors of SNTON Group is also Hongkong Ruishang’s chairman.

On May 14, 2014, we announced that we had received a notification from Shandong Fuhua Investment Company Limited. (“Shandong Fuhua”) with respect to an entire ownership transfer of our 12.55% outstanding ordinary shares from the Administration Company to Shandong Fuhua. The Administration Company originally held these shares indirectly through an intermediate holding company, Easebright Investments Limited (“Easebright”). As a result of this transfer, Shandong Fuhua indirectly owns 12.55% of our outstanding ordinary shares through Easebright. Fuwei was informed by Easebright that Mr. Qingxin Dong has replaced Mr. Jingang Yang since 2018.

On March 31, 2021, we announced that we have entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Enesoon New Energy Limited, a British Virgin Islands company (“Enesoon”), directly and indirectly holding subsidiaries in China primarily engaged in green thermal energy storage businesses, and Enesoon’s shareholders. The Purchase Agreement will result in the issuance by the Company of 111,111,111 new ordinary shares (“Consideration Shares”) in exchange for all outstanding shares of Enesoon. As a result of this transaction, the former shareholders of Enesoon will beneficially own in the aggregate approximately 97.1% of our outstanding shares.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The closing of the transactions contemplated under the Purchase Agreement is subject to various closing conditions, including approval of the issuance of Consideration Shares by the shareholders of the Company, receipt of NASDAQ approval, receipt by the Company of a satisfactory fairness opinion or valuation and other customary conditions.

Results of operations for the three months ended March 31, 2021 and March 31, 2020

The table below sets forth certain line items from our Statement of Operations as a percentage of revenue:

	Three-Month Period Ended	Three-Month Period Ended
	March 31, 2021	March 31, 2020
	(as % of Revenue)
Gross profit	41.8	35.8
Operating expenses	(10.3)	(18.1)
Operating income	31.5	17.7
Other income (expense)	(0.6)	(2.2)
Income tax benefit (expense)	-	0.1
Net income	30.9	15.6

Revenue

Net sales during the first quarter ended March 31, 2021 were RMB101.6 million (US$15.5 million), compared to RMB83.2 million, during the same period in 2020, representing an increase of RMB18.4 million or 22.1%, mainly due to increased sales volume. The increase of sales volume led to an increase of RMB12.2 million, and the increase of sales price resulted in the increase of RMB6.2 million.

In the first quarter of 2021, sales of specialty films were RMB65.0 million (US$9.9 million) or 63.9% of our total revenues as compared to RMB39.9 million or 47.9% in the same period of 2020. The increase was mainly due to increased sales volume.

The following is a breakdown of commodity and specialty film sales (amounts in thousands):

	Three-Month Period Ended March 31, 2021		% of Total	Three-Month Period Ended March 31, 2020	% of Total
	RMB	US$		RMB
Stamping and transfer film	25,350	3,869	25.0%	34,522	41.5%
Printing film	5,482	837	5.4%	5,845	7.0%
Metallization film	1,643	251	1.6%	1,501	1.8%
Specialty film	64,963	9,915	63.9%	39,877	47.9%
Base film for other application	4,186	639	4.1%	1,488	1.8%

	101,624	15,511	100.0%	83,233	100.0%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overseas sales were RMB9.0 million or US$1.4 million, or 8.9% of total revenues, compared with RMB5.8 million or 6.9% of total revenues in the first quarter of 2020, representing an increase of RMB3.2 million or 55.2%. The increase was mainly due to increased sales volume.

The following is a breakdown of PRC domestic and overseas sales (amounts in thousands except percentages):

	Three-Month Period Ended March 31, 2021		% of Total	Three-Month Period Ended March 31, 2020	% of Total
	RMB	US$		RMB
Sales in China	92,596	14,133	91.1%	77,448	93.1%
Sales in other countries	9,028	1,378	8.9%	5,785	6.9%

	101,624	15,511	100.0%	83,233	100.0%

Cost of Goods Sold

Our cost of goods sold is mainly comprised of material costs, factory overhead, power, packaging materials and direct labor. The breakdown of our cost of goods sold in percentage is as follows:

	March 31, 2021	March 31, 2020
	% of total	% of total
Materials costs	70.5%	74.0%
Factory overhead	9.0%	8.2%
Energy expense	9.9%	9.9%
Packaging materials	4.6%	4.5%
Direct labor	6.0%	3.4%

Cost of goods sold during the first quarter of 2021 totaled RMB59.2 million (US$9.0 million) as compared to RMB53.5 million in the same period of 2020. This was RMB5.7 million or 10.7% higher than the same period in 2020. The decline in unit cost of goods sold caused a decrease of RMB2.1 million and the increase of sales volume led to an increase of RMB7.8 million.

Gross Profit

Our gross profit was RMB42.5 million (US$6.5 million) for the first quarter ended March 31, 2021, representing a gross margin of 41.8%, as compared to a gross profit of RMB29.8 million and gross margin of 35.8% for the same period in 2020. Our average product sales prices increased by 6.5% while our average cost of goods sold decreased by 3.5% compared to the same period in 2020. Consequently, the increase in average product sales prices and the decrease in the average cost of goods sold during the first quarter ended March 31, 2021 contributed to the increase in our gross profit and gross margin during the period.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Operating Expenses

Operating expenses for the first quarter ended March 31, 2021 were RMB10.5 million (US$1.6 million), which was RMB4.5 million, or 30.0% lower than the same period in 2020. This decrease was mainly due to the decreased depreciation on the Dornier Production Line and the trial production line as assets of these two production lines were classified as assets as held for sale.

 Other Income (Expense)

Total other income is a combination of interest income, interest expense and others income (expense). Total other expense during the first quarter ended March 31, 2021 was RMB0.6 million (US$0.09 million), while total other expense was RMB1.9 million for the same period in 2020.

Income Tax Benefit (Expense)

The income tax expense was RMB0.02 million (US$0.003 million) during the first quarter ended March 31, 2021, compared to income tax benefit of RMB0.09 million during the same period in 2020. This increase of income tax expense was due to changes in deferred tax.

Net Profit

Net profit attributable to the Company during the first quarter ended March 31, 2021 was RMB31.4 million (US$4.8 million) compared to net profit attributable to the Company of RMB13.0 million during the same period in 2020.

Liquidity and Capital Resources

Our capital expenditures have been primarily from cash generated from our operations and borrowings from related parties, financial institutions. The interest rates of borrowings during the period from the first quarter of 2020 to the first quarter of 2021 ranged from 5.22% to 6.5%.

In April 2014, we obtained a loan for a total amount of RMB105.0 million from Shandong SNTON Optical Materials Technology Co., Ltd. (the “Shandong SNTON”) to pay off certain short-term loans due to Bank of Communications Co., Ltd. The interest shall be calculated at the benchmark rate, plus an additional 20% of the said benchmark rate, for the loan of the same term announced by the People’s Bank of China. The interest must be paid quarterly and settled in full at the end of the year. As of December 31, 2014, the principal of this loan and the interest have not been paid. In March 2015, the Company entered into a supplemental agreement with Shandong SNTON pursuant to which the parties agreed that the Company will pay off the principal of this loan plus interest upon availability of new loans from banks or other financial institutions.

On June 23, 2020, Shandong SNTON Group Co., Ltd. (the “SNTON Group”) transferred its equity in Hongkong Ruishang International Trade Co., Ltd. (“Hongkong Ruishang”) to Shanghai Meicheng Enterprise Management Co., Ltd., (“Shanghai Meicheng”). SNTON Group previously held the Company’s 52.9% controlling outstanding ordinary shares (the “Shares”) indirectly through Hongkong Ruishang. As a result of this transfer, there is no longer relationship between the Company and Shandong SNTON.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

According to the credit of assignment agreement between Shandong SNTON and Shandong Shengjia Industrial Park Operation and Management (“Shandong Shengjia”), Shandong SNTON transferred its right of credit in the Company to Shandong Shengjia. Shandong Shengjia further transferred it to Shanghai Meicheng. Due to the transfer, the related accounts payable to Shanghai Meicheng as of March 31, 2021 was RMB50.5 million (US$7.7 million) after paying back part of the loan with remaining principal of RMB50.0 million (US$7.6 million) and remaining interest of RMB0.5 million (US$0.1 million).

We believe that, after taking into consideration our present and potential future loans from related parties and banking facilities, existing cash and the expected cash flows to be generated from our operations, we will have adequate sources of liquidity to meet our short-term obligations and our working capital requirements.

Operating Activities

Net cash provided by operating activities for the three months ended March 31, 2021 was RMB4.8 million (US$0.7 million) compared to net cash used in operating activities of RMB2.3 million for the three months ended March 31, 2020. This increase in net cash flows provided by operating activities was primarily attributable to the increase of profit.

Working Capital

As of March 31, 2021 and December 31, 2020, we had a working capital of RMB135.6 million (US$20.7 million) and RMB101.1 million, respectively. Working capital increased by RMB34.5 million (US$5.3 million), or 34.1% compared to the amount as of December 31, 2020. Our current liability is mainly borrowings from related parties.

Contractual Obligations

The following table is a summary of our contractual obligations as of March 31, 2021 (in thousands RMB):

Contractual Commitments	Total	Less than 1 Total Year	1-3 Years	3-5 Years	More than 5 Years
	(RMB in thousands)
Equipment Purchase Contract	1,010	1,010	-	-	-
Due to related parties
-Principal	50,000	50,000
-Interest	2,610	2,610
Bank loans
-Principal	65,000	65,000
-Interest	4,225	4,225			-
Notes payable	25,000	25,000
Operating leases	38	23	15	-	-
Total	147,883	147,868	15	-	-

Legal Proceedings

From time to time, we may be subject to legal actions and other claims arising in the ordinary course of business. Shandong Fuwei is currently a party to one legal proceeding in China.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

On July 9, 2012, a client filed a lawsuit in Beijing Daxing District People’s Court against Shandong Fuwei claiming RMB953,113 plus interest over disputes arising from a Procurement Contract between the parties. Shandong Fuwei raised a jurisdictional objection upon filing its plea, and Beijing Daxing District People’s Court overruled the objection. Shandong Fuwei filed an appeal against the judgment in the First Intermediate People’s Court of Beijing. The appeal was dismissed on January 23, 2013. On May 15, 2013, Beijing Daxing District People’s Court heard the case and adjourned the hearing due to the fact that plaintiff failed to provide sufficient evidence. On June 25, 2013, the case was heard in Beijing Daxing District People’s Court again and it was further adjourned due to plaintiff’s failure to provide sufficient evidence. The case was then scheduled to be heard on August 7, 2013. However, on the day prior to re-scheduled hearing, Shandong Fuwei was informed by Beijing Daxing District People’s Court that the hearing was adjourned further for the same reason that plaintiff failed to provide sufficient evidence. On April 21, 2014, the case was heard, and the plaintiff failed to provide sufficient evidence and the hearing was further adjourned. On May 28, 2014, the case was heard and the plaintiff provided some evidence. On August 25, 2014, the case was heard again. On November 5, 2014, the court accepted the withdrawal application from the plaintiff. On November 26, 2014, the plaintiff filed a second lawsuit in Beijing Daxing District People’s Court against Shandong Fuwei over disputes arising from the Procurement Contract between the parties claiming RMB618,230 plus interest as a result of non- payment. The case was heard on January 26, 2015, where the two parties testified over the relevant evidence. The case was heard on March 3, 2015, October 26, 2015 and May 11, 2016. To date, the case has not been decided.

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated June 24, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fuwei Films (Holdings) Co., Ltd.

By:	/s/ Lei Yan
Name: Lei Yan
Title: Chairman and Chief Executive Officer

Dated: June 24, 2021